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                                                                      EXHIBIT 16



June 19, 2002


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Dear Sir or Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the first four paragraphs of Item 4 included in the Form 8-K dated June 19, 2002 of The Bon-Ton Stores, Inc. Profit Sharing / Retirement Savings Plan to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,


/s/ Arthur Andersen LLP


Copy to:
Ryan J. Sattler
The Bon-Ton Stores, Inc. Profit Sharing / Retirement Savings Plan